2006	Notice of Annual and Special
Meeting of Shareholders
ANNUAL AND	and Information Circular

SPECIAL

MEETING

Place:	Delta Meadowvale Resort & Conference
Centre, 6750 Mississauga Rd.
N. Mississauga
Toronto, ON
L5N 2C3

Time:	12:30 p.m. (Eastern Time)

Date:	Friday, February 24, 2006

SUNGOLD INTERNATIONAL HOLDINGS CORP.
500 Park Place, 666 Burrard Street
Vancouver, BC, Canada V6C 3P6

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that an Annual and Special Meeting (the “Meeting”) of the shareholders of Sungold International Holdings Corp. (the “Corporation”) will be held at the Delta Meadowvale Resort & Conference Centre, 6750 Mississauga Rd., N. Mississauga, Toronto, Ontario, on Friday, February 24, 2006 at 12:30 a.m. (Eastern Time) for the following purposes:

1.	To authorize the directors to appoint auditors of their choice for the Corporation until the close of the next annual meeting of the Corporation.

2.	To elect five (5) directors to hold office until the close of the next annual meeting of the Corporation.

3.	To authorize the Board of Directors to fix the remuneration to be paid to the auditors of the Corporation.

4.	To receive and consider the audited financial statements of the Corporation for the year ended August 31, 2005 and the report of the auditors thereon.

5.

To consider and, if deemed advisable, to approve an amendment to the Articles of Continuance of the Corporation to reduce the minimum number of directors required to serve on the Corporation’s board, the details of which are contained under the heading "Matters to be Acted Upon – Approval of the Articles Resolution" in the accompanying Information Circular; and

6.	To transact such other business as may properly come before the meeting.

Accompanying this Notice of Meeting is: (i) an Information Circular, (ii) a Form of Proxy, (iii) the audited financial statements of the Corporation for the year ended August 31, 2005, (iv) the interim financial statements and accompanying Management’s Discussion and Analysis for the period ending November 30, 2005, and (v) a form whereby Shareholders may request to be added to the Corporation's supplemental mailing list. Shareholders unable to attend the Annual and Special Meeting in person are requested to read the enclosed Information Circular and Form of Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Corporation’s transfer agent, Computershare Trust Company of Canada, c/o 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the meeting or adjournment thereof or with the chairman of the meeting prior to the commencement thereof.

DATED at Vancouver, British Columbia this 27th day of January, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Art Cowie
ART COWIE, PRESIDENT

If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

INFORMATION CIRCULAR

As at January 27th, 2006 and in Canadian dollars except where indicated.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular (the ?Circular?) is furnished in connection with the solicitation of Proxies by the management (the ?Management?) of Sungold International Holdings Corp. (the ?Corporation?) for use at the Annual and Special Meeting (the ?Meeting?) of the shareholders of the Corporation (the ?Shareholders?) to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. It is expected the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Corporation. The cost of solicitation will be borne by the Corporation.

RECORD DATE AND NOTICE

The board of directors of the Corporation (the "Board") have set the close of business on January 24, 2006 as the record date (the "Record Date") for determining which Shareholders shall be entitled to receive notice of and to vote at the Meeting. Only Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date, a Shareholder of record transfers its common shares and the transferee (the "Transferee"), upon establishing that the Transferee owns such common shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of Shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with the Corporation c/o Computershare Trust Company of Canada 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

VOTING OF PROXIES

All shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot), in accordance with the instructions specified in the enclosed form of proxy (the ?Proxy?). In the absence of any such specification, the Management designees, if named in the enclosed Proxy, will vote in favour of matters set out therein.

The persons named in the accompanying Proxy as proxyholders are directors or officers of the Corporation and have indicated their willingness to represent as proxyholder, the Shareholder who appoints them.

The enclosed Proxy, when properly signed, confers discretionary authority upon the persons named therein with respect to amendments or variations of matters identified in the Notice of Meeting and any other matters which may properly be brought before the Meeting. As of the date hereof, Management is not aware that any such amendments to, variations of or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to Management should properly come before the Meeting, then the Management designees intend to vote in accordance with the judgement of Management.

The number of votes required for approval of any matter that will be submitted to a vote of shareholders of the Corporation at the Meeting is a simple majority of the votes cast, unless otherwise indicated in this Circular.

APPOINTMENT OF PROXIES

A registered Shareholder or an intermediary holding shares and acting on behalf of an unregistered Shareholder has the right to appoint a person (who need not be a Shareholder of the Corporation), other than ART COWIE, DONALD HARRIS, or T. KEITH BLACKWELL, to attend and act on their behalf at the Meeting. To exercise this right, the registered Shareholder or intermediary must strike out the names of the persons named in the Proxy as proxyholders and insert the name of their nominee in the space provided or complete another Proxy and deliver same to the Corporation?s registrar and transfer agent, Computershare Trust Company of Canada c/o 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, in accordance with the instructions contained in the Proxy. Unregistered Shareholders must deliver their completed Proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

The Proxy must be dated and signed by the intermediary acting on behalf of an unregistered Shareholder or by the registered Shareholder or their attorney authorized in writing. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and, in either case, accompanied by a certified directors’ resolution authorizing its execution.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRJF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. With those Meeting Materials, Intermediaries or their service companies should provide Non-Registered Holders with a request for voting instruction form which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder wish to vote at the Meeting in person, the Non-Registered Holder should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holder the right to attend the Meeting and vote in person. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

REVOCATION OF PROXIES

A registered Shareholder or an intermediary acting on behalf of an unregistered Shareholder has the power to revoke a Proxy previously given by them. Revocation can be effected by an instrument in writing (including a Proxy bearing a later date) signed by the intermediary or registered shareholder or their attorney authorized in writing and in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation, and either delivered (and, in the case of a corporate shareholder, accompanied by a certified directors’ resolution authorizing its execution) to Computershare Trust Company of Canada c/o 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to the hour of commencement on the day of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Corporation, any person who has held such a position since the beginning of the last completed financial year of the Corporation, any proposed nominee for election as a director of the Corporation nor any associate or affiliate of the foregoing persons, has any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of: (i) an unlimited number of common shares without nominal or par value; (ii) 100,000,000 Class A Preference Shares, without nominal or par value; and (iii) 100,000,000 Class B Preference Shares, without nominal or par value, having the preferences, rights, conditions, restrictions, limitations and prohibitions as set forth in the Corporation's Articles. As at January 24, 2006, there was a total of 122,971,868 common shares of the Corporation outstanding. The Corporation has not issued any Class or Class B Preference Shares and none are outstanding as at January 24, 2006. Each common share entitles the holder thereof to one vote. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. Only those common shareholders of record on January 24, 2006 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to the issued and outstanding common shares of the Corporation.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the by-laws of the Corporation or with the provisions of the Canada Business Corporations Act (the "CBCA").

The following table and notes thereto states the name of each person proposed to be nominated by management for election as a director, all offices of the Corporation now held by him or her, his or her principal occupation, the period of time for which he or she has been a director of the Corporation, and the number of Shares of the Corporation beneficially owned by him or her, directly or indirectly, or over which he or she exercises control or direction, as at the date hereof.

Name and Present Position with the Corporation	Principal Occupation	Director Since	Approximate Number of Shares Beneficially Owned, Directly or Indirectly, as of the Date Hereof
Art Cowie(1)(2) Vice Chair and Director	Mr. Cowie has been a career community planner as well as a distinguished landscape architect, government affairs consultant and has an extensive public service record including member of the BC Legislature, Alderman for the City of Vancouver, Director of the Pacific National Exhibition, Chairman of Vancouver Board of Parks and Recreation, member of BC and Canadian Institutes of Planning, past President of the BC Society of Landscape Architects and a Fellow of the Canadian Society of Landscape Architects.	January, 2003	1,524,400
Donald Harris(1) Chairman and Director	Mr. Harris is the Chairman of the Board of Sungold International Holdings Corp., and CEO of Town's Edge Properties Inc., a developer of multiple residential and commercial properties, for over 40 years. Town's Edge is the managing entity for many long time real estate investment general and limited partnerships located primarily in the Midwestern United States.	January, 1998	6,867,133
Dennis Hedtke Director	Mr. Hedtke is President and Owner of Hedtke, Inc. a Manufacturer’s Rep. firm offering engineered products to	May, 2003	2,443,860

Name and Present Position with the Corporation	Principal Occupation	Director Since	Approximate Number of Shares Beneficially Owned, Directly or Indirectly, as of the Date Hereof

the mobile off-highway original equipment manufacturing market in 10 states. Mr. Hedtke is also Founder and CEO of Specialty Fittings, Inc. a manufacturer of non-standard hydraulic fittings and Partner/Owner and CEO of Filtration Products Corporation, a manufacturing company with worldwide sales and distribution of hydraulic filters and accessories.

Scott Rowe Director	Mr. Rowe was named a Director of Sungold International Holdings Corp. and Vice-President Corporate Development for Horsepower Broadcasting Network (HBN) International Ltd in January 2006. Scott has over 35 years of involvement in all aspects of harness racing including a 27- year driving career and serving as Chairman of the Board of Barrie Raceway and then later Georgian Downs Limited. Most recently Scott has been working as a consultant on several new racetrack projects and redesigns around North America and the Caribbean	January, 2006	100,000
Larry Simpson President & CEO Horsepower Broadcasting Network (HBN) International Ltd.

Mr. Simpson was named President and CEO of Horsepower Broadcasting Network (HBN) International Ltd. in March, 2005 after serving as Vice President of Corporate Development since October, 2002, Mr. Simpson has over 25 years of administrative, marketing, public relations and sales experience in horseracing, sports and leisure. Mr. Simpson has been a successful publisher, manager and writer for many Thoroughbred and Standardbred publications. His influence within the racing industry has extended to charity work for equine research, and lecturing on a regular basis on marketing racing, successful handicapping and new horse ownership. Mr. Simpson’s background is unique in that his contacts run deep in both Thoroughbred and Standardbred racing.

		February, 2005	265,000
Notes
(1)	Member of Audit Committee
(2)	Includes 434,500 shares held in the name of Mr. Cowie’s spouse and 100,000 shares held by Eikos Planning Inc., a company controlled by Mr. Cowie.

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Corporation’s last completed financial year (which ended August 31, 2005).

Pension Plans

The Corporation does not have any pension plans.

Compensation of Directors

Other than stock options to purchase shares of the Corporation which are granted to the Corporation’s directors from time to time, the Corporation does not have any arrangements pursuant to which directors are remunerated by the Corporation or any of its subsidiaries for their services in their capacities as directors.

Other Remuneration

Except as disclosed below, during the most recently completed financial year there was not any other remuneration paid or payable, directly or indirectly, by the Corporation and any of its subsidiaries pursuant to any existing plan or arrangement to its directors and, if they earned more than $150,000 per year, its executive officers.

Compensation Summary

The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the three most recently completed financial years in respect of each of the individuals who were, as at August 31, 2005, the Chief Executive Officer and the Chief Financial Officer and the other three most highly compensated executive officers of the Corporation whose individual total compensation for the most recently completed financial year exceeds $150,000 (collectively, the "Named Executive Officer(s)"), including any individual who would have qualified as a Named Executive Officer but for the fact that the individual was not serving as such an officer at the end of the most recently completed financial year.

Summary Compensation Table

Name & Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Comp- ensation ($)
		Salary ($)	Bonus ($)	Other Annual Comp- ensation ($)	Awards		Payouts
					Securities Under Options/ SARs(1) Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)
Art Cowie(2) Past President & CEO	2003 2004 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	200,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	37,647(3) Nil 19,883
Kim Hart (deceased) Past President & CEO Horsepower Broadcasting Network (HBN) International Ltd.	2003 2004 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	2,150,764 2,150,764 Nil	Nil Nil Nil	Nil Nil Nil	203,448(4) 248,842(4) 130,622
Keith Blackwell(5) CEO and CFO	2005	Nil	Nil	Nil	1,000,000	Nil	Nil	96,074
Notes:
(1)	The Corporation has not granted any stock appreciation rights (“SARs”).
(2)	Mr. Cowie was appointed as President of the Corporation on May 27, 2003, and resigned on May 26, 2005. He is currently a director and Vice-Chair of the Corporation.
(3)	Paid as consulting fees to Eikos Planning Inc., a company controlled by Mr. Cowie.
(4)	Paid to Mr. Hart in consideration of independent consulting services provided to the Corporation and its subsidiaries. See “Management Contracts”.
(5)	Mr. Blackwell was appointed as CFO of the Corporation on April 14, 2005.

Stock Options

The Corporation has a fixed stock option plan on the issuance of options of up to 10% of the Corporation’s issued share capital. The Corporation may grant stock options to directors and officers of the Corporation or a subsidiary, or to employees or consultants of a company providing management services to the Corporation, in consideration of them providing their services to the Corporation or subsidiary. The number of shares subject to each option is determined by the Corporation’s Board of Directors. The options enable such persons to purchase shares of the Corporation at a fixed price. The option agreements provide that the option can only be exercised by the optionee and only so long as the optionee shall continue in the capacity as a director, officer, consultant or employee of the Corporation or subsidiary or as an employee of the management company and during a period of not more than 90 days after ceasing to be a director, officer, consultant or employee (30 days if employed in an investor relations capacity) or, if the optionee dies, one year from the date of the optionee’s death. The options are exercisable by the optionee giving the Corporation notice and payment of the exercise price for the number of shares to be acquired.

Securities Authorized for Issuance under Equity Compensation Plans

As of the end of the Corporation’s most recently completed financial year, the following equity securities of the Corporation were authorized for issuance under compensation plans:

EQUITY COMPENSATION PLAN INFORMATION AS AT AUGUST 31, 2005
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by security holders	7,860,664	$0.105	4,100,116
Equity Compensation Plans not approved by security holders	Nil	Nil	Nil
Total	7,860,664	$0.105	4,100,116

Option/SAR Grants
During the Most Recently Completed Financial Year

Name	Securities , Under Options/SARs(1) Granted (#)	Per cent of total Options/SARs(1) Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs(1) On the Date of Grant ($/Security)	Expiration Date
T. Keith Blackwell CEO and CFO	1,000,000/Nil	23.5	US$0.12/share	Nil/Nil(3)	March 31, 2007
Notes:
(1)	The Corporation has not granted any stock appreciation rights (“SARs”).

Long-Term Incentive Plans ("LTIP") - Awards in Most Recently Completed Financial Year

The Corporation did not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Corporation's securities) was paid or distributed to the Named Executive Officers, during the most recently completed financial year, other than stock options granted under the provisions of the Corporation's stock option plan.

Aggregated Option/SAR Exercises
During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value(1) Realized ($)	Unexercised Options/SARs (2) at Financial Year End Exercisable/ Unexercisable (#)	Value of Unexercised in the Money Options/SARs(2) at Financial Year End Exercisable/ Unexercisable ($)
Kim N. Hart (deceased) Past President & CEO Horsepower Broadcasting Network (HBN) International Ltd.	Nil	Nil	2,150,764/Nil	2,544/Nil(3)
Art Cowie Director Past President & CEO	Nil	Nil	200,000/Nil	Nil/Nil(3)
T. Keith Blackwell CEO and CFO	Nil	Nil	1,000,000/Nil	Nil/Nil(3)
(1)	Value is the product of the number of shares multiplied by the difference between the closing market price on the relevant date and the exercise price.
(2)	The Corporation has not granted any SARs.
(3)	Based on a closing market price of US$0.06 for the Corporation’s common shares on August 31, 2005 on the over-the- counter bulletin board (the last trading date in the fiscal year of the Corporation).

Termination of Employment, Change in Responsibility and Employment Contracts

Pursuant to a management services agreement dated as of April 14, 2005, between Mr. T. Keith Blackwell, of Toronto Ontario, and the Corporation, Mr. Blackwell agreed to act as: the Chief Financial Officer and Treasurer of the Corporation, the Treasurer and Secretary of Horsepower Broadcasting Network International Ltd. and to serve on a management committee of the Corporation, in consideration of which the Corporation agreed to the following: (i) to pay a monthly fee to Mr. Blackwell at a rate of $3,500 plus $250 per hour for extra time worked over 14 hours a month (not to exceed 25 hours per month), (ii) to issue to Mr. Blackwell 200,000 shares on execution of the agreement, and (iii) issue to Mr. Blackwell an option to purchase 1,000,000 shares of the Corporation’s common stock at a price of $0.12 per share. The agreement is for a term of two years and may only be terminated by a majority vote of the Corporation’s management committee and upon payment of three months notice in which case the options granted under the agreement will continue until their expiration date. In the event of a resignation by Mr. Blackwell, his options granted under the agreement shall terminate within two months of the resignation notice. Mr. Blackwell is presently the Chief Financial Officer, and Secretary/Treasurer of the Corporation, and the Secretary/Treasurer of HBN, a wholly owned subsidiary of the Corporation.

The Corporation has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Corporation's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

EXECUTIVE COMMITTEE AND AUDIT COMMITTEE

Audit Committee

The members of the Corporation’s audit committee are Donald Harris, Art Cowie, and T. Keith Blackwell. They may be appointed any time by the Corporation’s board of directors. The board, in its discretion may change the membership and fill vacancies in the audit committee, otherwise, audit committee members shall serve until his or her successor is appointed or until his or her earlier resignation.

The Corporation’s audit committee has the following primary duties, responsibilities and powers:

(a)	to serve as an independent and objective party to monitor the Corporation’s financial reporting process and internal control systems;

(b)	to review and appraise the audit activities of the Corporation’s independent auditors;

(c)	to provide open lines of communication among the independent auditors, financial and senior management, and the board of directors for financial reporting and control matters;

(d)	making recommendations to the Corporation’s board of directors regarding the selection, independence, evaluation, fees and, if necessary, the replacement of the independent auditors;

(e)	meeting with the Corporation’s auditors and senior management to review the scope of the proposed audit for the current year, and the audit procedures to be used;

(f)	reviewing the Corporation’s financial statements with the Corporation’s senior management and its independent auditors to ensure that:

	a.	senior management has reviewed the audited financial statements with the Audit Committee, including significant judgments affecting the financial statements;

b.

the audit committee has received the assurance of both financial management and the Corporation’s independent auditors that its financial statements are fairly presented in conformity with generally accepted accounting principles (GAAP) in all material respects;

	c.	the Corporation’s senior management review the adequacy and effectiveness of the Corporation’s financial and accounting controls;

d.

Making inquiries of the Corporation’s senior management and the Corporation’s independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Corporation;

(g)

Ensuring that the disclosure of the process followed by the Corporation’s board of directors and its committees, in the oversight of the Corporation’s management of principal business risks, is complete and fairly presented; and

(h)	Review and confirmation of compliance with the Corporation’s policies on internal controls, conflicts of interests and other key compliance issues.

Executive Committee

The executive committee of the Corporation’s board of directors currently consists of Donald Harris, Art Cowie, and Dennis Hedtke . This committee is directed to have and exercise, during the intervals between the meetings of the Corporation’s board of directors, all the powers vested in the Board except the power to fill vacancies, the power to change the membership of, or fill vacancies in, the executive committee or any other committee of the Board.

APPOINTMENT OF AUDITORS

Management of the Corporation will recommend at the Meeting that the Shareholders authorize the Directors to appoint their choice of auditors of the Corporation to hold office until the next annual meeting of Shareholders, and authorize the directors to fix their remuneration.

APPROVAL OF THE ARTICLES RESOLUTION

By resolution effective as of January 27, 2006, the Board authorized and approved an amendment to Sungold's Articles as set forth below, the purpose of which is to allow the Corporation to reduce the minimum number of directors required to serve on the Corporation’s board of directors from five to one. The Corporation is not presently required under the CBCA or the rules of any securities regulatory authority to maintain a minimum of five directors and wishes to have the flexibility to decrease the size of the Board in the event that any of the elected members of the Corporation’s board resign and the Corporation is unable to find suitable candidates to serve on the Corporation’s Board. Shareholders will be asked to consider and, if deemed advisable, approve by special resolution the Articles Resolution.

The Board has determined that the Articles Resolution is in the best interests of the Shareholders and therefore unanimously recommends that Shareholders vote FOR the Articles Resolution. The Articles Resolution requires the approval of two thirds of the votes cast at the Meeting, in person or by proxy, in order to be approved.

In the absence of instructions to the contrary, the shares of the Corporation’s common stock represented by a properly executed Proxy in favour of the persons designated by management of Sungold will be voted FOR the Articles Resolution, as it may be amended or varied at the Meeting.

TEXT OF THE ARTICLES RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a) the amendment of the Articles of Continuance of Sungold International Holdings Corp. ("Sungold") to reduce the minimum number of directors required to serve on the board of Sungold from five to one, is hereby authorized and approved;

(b) any director or officer of Sungold be, and such director or officer of Sungold hereby is, authorized and empowered, acting for, in the name of and on behalf of Sungold, to do all things and execute all instruments necessary or desirable to give effect to this special resolution including, without limitation, to execute, under seal of Sungold or otherwise, and to deliver Articles of Amendment, in duplicate, to the Director under the Canada Business Corporations Act; and

(c) notwithstanding that this special resolution has been duly passed by the shareholders of Sungold, the directors of Sungold be, and they hereby are, authorized and empowered to revoke this special resolution at any time before it is acted upon without further approval of the shareholders of Sungold.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors, executive officers or senior officers of the Corporation or persons who were directors, executive officers or senior officers of the Corporation at any time during the Corporation’s last completed financial year, none of the proposed nominees for election as directors of the Corporation and none of the associates of such persons are or have been indebted to the Corporation or its subsidiaries at any time since the beginning of the Corporation’s last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Corporation, any proposed nominee for election as a director of the Corporation, any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation.

SHAREHOLDER PROPOSALS

The CBCA provides that a registered holder or beneficial owner of shares that is entitled to vote at an annual meeting of the Corporation may submit to the Corporation notice of any matter that the person proposes to raise at the meeting (referred to as a "Proposal") and discuss at the meeting any matter in respect of which the person would have been entitled to submit a Proposal. The CBCA further provides that the Corporation must set out the Proposal in its information circular along with, if so requested by the person who makes the Proposal, a statement in support of the Proposal by such person. However, the Corporation will not be required to set out the Proposal in its information circular or include a supporting statement if, among other things, the Proposal is not submitted to the Corporation at least 90 days before the anniversary date of the notice of meeting that was sent to the Shareholders in connection with the previous annual meeting of Shareholders of the Corporation. As such, Proposals intended to be presented at the next annual meeting of Shareholders of the Corporation must be received by the Corporation’s transfer agent Computershare Trust Company of Canada, if by deposit or mail, c/o 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 or by facsimile transmission to 1-866-249-7775, no later than November 20, 2006 for inclusion in the Corporation's information circular relating to that meeting. It is recommended that Proposals be delivered to the Corporation by registered mail.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Corporation is Computershare Trust Company of Canada of 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Copies of the Corporation's comparative financial statements for the year ended August 31, 2005 and the accompanying Management's Discussion and Analysis are also available on SEDAR or may be obtained by any person upon receipt of a request in writing to the Chief Financial Officer of the Corporation c/o 500 Park Place, 666 Burrard Street, Vancouver, BC, Canada V6C 3P6. Such copies will be sent to any shareholder without charge. Financial information with respect to the Corporation is provided in the Corporation's comparative financial statements and Management's Discussion and Analysis.

OTHER MATTERS

Management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

DATED at Vancouver, British Columbia this 27th day of January, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Art Cowie
ART COWIE, VICE-CHAIR